SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 20, 2003

Date of Earliest Event Reported: January 20, 2003

Valde Connections, Inc.
(Exact Name of Registrant as Specified in its Charter)

JDLPhotos.com, Inc.
(Former Name of Registrant)

Colorado   84-1536670
(State of Organization)   (I.R.S. Employer Identification No.)

Commission File Number: 000-49600

1180 Spring Centre South Blvd., Suite 310
Altamonte Springs, Florida 32714
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code): (407) 970-8460

JDLPhotos.com, Inc.
1127 Sumac Street
Longmont, Colorado 80501
(Former Name and Address of Registrant)

ITEM 1.   CHANGES IN CONTROL OF REGISTRANT.

Resulting from the Board approval of a cancellation of shares held by the company's founder and the issuance of shares to new officers, management has knowledge of a change in control of the registrant.

On January 20, 2003, Valde Connections, Inc. (Formerly JDLPhotos.com, Inc.) through action of the board of directors did cancel a total of 6,050,000 common shares and simultaneously reissue 1,080,000 common shares at the request of the canceling shareholders.

The cancellations and re-issuances were as follows:
> 6,000,000 common shared held by James J. DeLutes were canceled.
> 50,000 common shared held by Patricia Cudd were canceled.

> 984,760 common shares were issued to Stephen W. Carnes.
> 95,240 common shares were issued to Valdemar Castro.

The result of the cancellations and issuances is a net cancellation of 4,970,000 common shares.

Prior to the cancellations and issuances, Valde Connections, Inc. (Formerly JDLPhotos.com, Inc.) had a total of 6,510,000 shares of common stock issued and outstanding. The canceling shareholders held approximately 93% of the issued and outstanding common stock. The result of the cancellations and issuances were 1,540,000 common shares issued and outstanding with approximately 70% of those shares being held by Mr. Carnes and Mr. Castro. These issuances are sufficient to control the registrant.

The consideration given by the canceling and receiving parties consist of the assets related to the terminated business activities and are described in Item 2 of this current report. The percentage of voting securities of the registrant directly or indirectly controlled by the new shareholders is 70% and has occurred in consideration of the transaction described in item 2 of this report.

As understood among the former and new control persons and simultaneous to the described transaction, Stephen W. Carnes was appointed the President and Director of the corporation filling the vacancy created by James J. DeLutes's resignation as President and Director of the Corporation. Mr. Carnes will serve in the interim period until the next annual shareholders meeting can be held.

On January 27, 2003 a twenty for one dividend was paid to the shareholders of record on January 24, 2003, the following table reflects that dividend.

The shareholders having beneficial ownership of more than 5% of the issued and outstanding shares of the company's common stock as of February, 11, 2003 are as follows:

Title of Class	Beneficial Owner	Amount Owned	Percent of Class
Common Shares	Stephen W. Carnes 1180 Spring Centre South Blvd., Suite 310 Altamonte Springs, Florida 32714	20,679,960	63.9%
Common Shares	Valdemar Castro 1180 Spring Centre South Blvd., Suite 310 Altamonte Springs, Florida 32714	2,000,040	6.2%

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS.

On January 20, 2003, Valde Connections, Inc. (Formerly JDLPhotos.com, Inc.) by and through our Board of Directors determined to alter its business direction and focus on the hair salon, spa and modeling industries. In connection with this change of business direction the assets related to the discontinued operations of JDLPhoto.com, Inc. were released to James J. DeLutes in return for his common shares.

Mr. Delutes was the president and sole director of the registrant. Valde Connections, Inc. (Formerly JDLPhotos.com, Inc.) sought potential opportunities to expand operations and initiated contact with Stephen Carnes. The decision was made to develop the Valde Connections business plan.

The Board considered, including but not limited to the following factors when determining the amount of consideration for the release of assets to Mr. Delutes: the historic losses of the company, lack of current revenues, historic difficulties in implementing the current business plan, illiquidity of the company's Common Stock and the lack of available capital resources when making its valuation of the compensation related to the Agreement. The Board further considered the potential development of the Valde Connections business plan, the experience of its management team, and believes this release and change of focus will be beneficial to the shareholders.

ITEM 3.   BANKRUPTCY OR RECEIVERSHIP.
               None

ITEM 4.   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.
               None

ITEM 5.   OTHER EVENTS AND REGULATION FD DISCLOSURE.
               None

ITEM 6.   RESIGNATION OF REGISTRANT'S DIRECTORS.
None

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.
None

ITEM 8.   CHANGE IN FISCAL YEAR.
None.

ITEM 9.   REGULATION FD DISCLOSURE.
None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be singed on its behalf by the undersigned hereunto duly authorized.

Valde Connections, Inc.
(Formerly JDLPhotos.com, Inc.)

/s/ Stephen W. Carnes
By: Steven W. Carnes
President

Date: February 20, 2003